SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14, SEC File No. 333-134677, was filed on June 2, 2006 and amended on June 30, 2006. This filing relates to an Agreement and Plan of Reorganization whereby U. S. Treasury Cash Reserves (Surviving Fund), a portfolio of Money Market Obligations Trust, acquired all of the assets of Automated Treasury Cash Reserves (Acquired Fund), a portfolio of Money Market Obligations Trust, in exchange for Institutional Service Shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired Fund in complete liquidation and termination of the Acquired Fund. As a result, effective November 17, 2006, each shareholder of the Acquired Fund became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Board of Trustees at their Regular Meeting held on May 18, 2006 and was also approved by Acquired Fund shareholders at a Special Meeting held on November 16, 2006.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy Statement
filed with the SEC on   October 2, 2006.